NAME OF REGISTRANT: PepsiCo, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary Corporation

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market Street, Suite 1535, Philadelphia, PA 19103

Subject: PepsiCo – May 6, 2026 AGM Proposal 5

Dear colleagues,

I’m writing to ask you to vote FOR Proposal 5 at PepsiCo’s May 6 annual meeting. Proposal 5 requests disclosure on the effectiveness of PepsiCo’s human rights due diligence systems across its operations, franchisees, and value chain. Please read the exempt solicitation for the full rationale and supporting details.

PepsiCo has human rights policies and due diligence processes, but its current disclosures do not enable investors to evaluate whether those systems are effective in practice, particularly in higher-risk supply chains and geographies.

Please consider the investor value of targeted, decision-useful disclosure on how PepsiCo’s human rights due diligence performs in practice:

Materiality to long-term value creation

•	PepsiCo’s exposure to complex agricultural supply chains and higher-risk regions (including Russia) creates potential regulatory, operational, and reputational risk. Strong oversight—and clear disclosure on whether oversight is working—supports long-term value creation.

Gap in decision-useful disclosure

•	PepsiCo’s existing policies and systems lack transparency about measurable outcomes, such as risk identification, mitigation, and remediation.

Effectiveness of risk oversight

•	PepsiCo’s current reporting is largely process oriented. Without clear metrics on due diligence, investors cannot assess whether the company is effectively managing salient human rights risks, especially in higher-risk commodities and jurisdictions.

Questions or want to discuss? Please contact Caroline Boden, Director of Shareholder Advocacy, Mercy Investment Services, at cboden@mercyinvestments.org.

The Shareholder Proposal was filed by Mercy Investment Services, Benedictine Sisters of Mount St. Scholastica, the Congregation of St. Joseph, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America, Dominican Sisters of Grand Rapids, the Durocher Fund (Mission Fund/Sisters of the Holy Names of Jesus & Mary Canada), Friends Fiduciary Corporation, the Hyde Cragmont 205 Trust, Portico Benefit Services (ELCA), Proxy Impact, Sisters of the Humility of Mary, School Sisters of Notre Dame Central Pacific Province, School Sisters of Notre Dame Collective Investment Fund, United Church Funds, and UAW Retiree Medical Benefits Trust.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card, as it will not be accepted.